UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Titles of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Krystian Czerniecki

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main

Germany

*	The registrant files annual reports on Form 18-K on a voluntary basis.

EXPLANATORY NOTE

This Amendment No. 2 to the annual report on Form 18-K for the fiscal year ended December 31, 2020 (the “Annual Report”) is filed by Council of Europe Development Bank (“CEB” or the “Bank”), a multilateral development bank with a social vocation governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. This amendment to the Annual Report on Form 18-K, including any future amendments, is intended to be incorporated by reference into CEB’s prospectus dated October 30, 2020 and any future prospectus filed by CEB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

In this Annual Report, references to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro. References to “U.S. dollars”, “$” or “USD” are to United States dollars.

The Annual Report is hereby amended as follows:

1.	Exhibit 3 is hereby amended by replacing the text in the “Capitalization and Indebtedness” section with the text under the caption “Capitalization and Indebtedness” on page 4 hereof; and

2.	Exhibit 6 hereto, entitled “Press Release – 2021 Financial Results”, is added to the Annual Report.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s capitalization and indebtedness as of December 31, 2021. It does not otherwise give effect to any transaction since that date. Since December 31, 2021, there has been no material change in the capitalization of CEB except for the following issuances:

•	Under the CEB’s Euro Medium Term Note Program: EUR 1 billion 0.25% notes due 2032, EUR 250 million 0.375% notes due 2026, EUR 50 million 0.375% notes due 2026, EUR 100 million 0.375% notes due 2026, GBP 250 million (approximately EUR 299 million based on the exchange rate at the time of the issuance) 1.25% notes due 2026, and NOK 1 billion (approximately EUR 100 million based on the exchange rate at the time of the issuance) 1.99% notes due 2027, all in January 2022, and

•	Under the CEB’s Euro Commercial Paper Program: approximately EUR 745.39 million (based on the exchange rate as at January 31, 2022) issued since December 31, 2021 and outstanding as of January 31, 2022.

As of December 31, 2021
(unaudited) (in thousands of euros)
Short-term Debt(1)	4,409,619
Long-term Debt(2)	20,056,117
Equity
Capital(3)
Subscribed	5,477,144
Uncalled	(4,864,180)
Called	612,964
General Reserve(4)	2,627,884
Gains or losses recognized directly in equity	(101,971)
Net profit	94,795
Total Equity	3,233,672
Total Capitalization(5)	23,289,789

(1)	Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.

(2)	Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.

(3)	See “Capital Structure—Subscribed, Called and Uncalled Capital” in the Issuer’s current annual report on Form 18-K for the fiscal year ended December 31, 2020.

(4)	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves” in the Issuer’s current annual report on Form 18-K for the fiscal year ended December 31, 2020.

(5)	Total capitalization consists of long-term debt and total equity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France, on February 2, 2022.

COUNCIL OF EUROPE DEVELOPMENT BANK

By:	/s/ Carlo Monticelli
	Name:	Carlo Monticelli
	Title:	Governor

EXHIBIT INDEX

Exhibit Number	Description
6.	PRESS RELEASE – 2021 FINANCIAL RESULTS

6